Filed Pursuant to Rule 424(b)(3)
Registration No. 333-295577
PROSPECTUS SUPPLEMENT NO. 1
(to the Prospectus dated September 14, 2026)

Up to 363,050,536 common shares, including in the form of ADSs, and up to 9,383,899 common shares, including in the form of ADSs, issuable upon exercise of Warrants

Azul S.A.
(incorporated in the Federative Republic of Brazil)

This prospectus supplement (this “Prospectus Supplement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) to update, amend and supplement the information contained in the prospectus of Azul S.A. (“Azul” or the “Company”), dated September 14, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-295577) as filed with the SEC, including the documents incorporated by reference therein (the “Registration Statement”), with the information set forth in this Prospectus Supplement. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings ascribed to them in the Prospectus.

The Prospectus relates to the offer and resale, from time to time, by the selling shareholders named in the Prospectus and certain unnamed selling shareholders, if and when set forth in a post-effective amendment to the Registration Statement (together, the “Selling Shareholders”), or their respective donees, pledgees, transferees or other successors in interest selling securities received after the date of the Prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, of up to 372,434,435 common shares, without par value (“common shares”), of the Company, including common shares in the form of American depositary shares (“ADSs”). Each ADS represents two common shares and may be evidenced by an American depositary receipt, or may be held in uncertificated form.

We are filing this Prospectus Supplement to provide the information set forth below under “Recent Developments—BNDES / FNAC Financing”.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto and any documents incorporated by reference therein. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus (including the documents incorporated by reference therein) and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement. The information contained in the Prospectus (including any documents incorporated by reference therein) is deemed to be modified and superseded to the extent that information contained in this Prospectus Supplement modifies or supersedes such information. Any statement in the Prospectus that is modified or superseded hereby is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement.

We may further amend or supplement the Prospectus and the information in this Prospectus Supplement from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus (including the documents incorporated by reference therein), this Prospectus Supplement, any amendments to the Registration Statement and any subsequent supplements to the Prospectus carefully before you make an investment decision with respect to the ADSs or the common shares.

Our common shares are listed on the Level 2 (Nível 2) segment of B3 S.A.—Brasil, Bolsa, Balcão (“B3”) under the symbol “AZUL3.” Our ADSs are listed on the New York Stock Exchange LLC (the “NYSE”) under the symbol

“AZUL.” On September 29, 2026, the last reported sale price of our ADSs as reported on the NYSE was US$6.87 per ADS, equivalent to US$3.44 per Common Share. On September 29, 2026, the closing price of our common shares as reported on B3 was R$17.80 per Common Share (the U.S. dollar equivalent of US$3.41 per common share, based on the exchange rate reported by the Central Bank of Brazil (Banco Central do Brasil) of R$5.2204 to US$1.00, equivalent to US$6.82 per ADS because each ADS represents two common shares).

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of the Prospectus, and the risks described in the documents incorporated by reference into the Prospectus, including the risks described under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, to read about factors you should consider before investing in our common shares, including in the form of ADSs.

Neither the SEC, the Brazilian Securities Commission (Comissão de Valores Mobiliários), nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 30, 2026.

Recent Developments — BNDES / FNAC Financing

On July 31, 2026, our subsidiary Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) entered into a loan agreement with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) (“BNDES”). The loan is funded by the National Civil Aviation Fund (Fundo Nacional de Aviação Civil) (“FNAC”) under the FNAC financing program (the “BNDES Loan Agreement”). The BNDES Loan Agreement provides for up to R$2.66 billion (approximately US$ 510 million on the date hereof) in financing and has a final maturity date in July 2031. We intend to use the proceeds of this financing to strengthen our liquidity and financial flexibility and to support our ongoing liability‑management initiatives.

On September 29, 2026, ALAB drew a first tranche of approximately R$1.3 billion (approximately US$ 250 million on the date hereof) under the BNDES Loan Agreement. ALAB’s obligations under the BNDES Loan Agreement are guaranteed by a letter of credit covering the principal amount drawn under the first tranche. Azul S.A. has guaranteed ALAB’s reimbursement obligations owed to the bank that provided the letter of credit. Those obligations are also secured by a fiduciary assignment (cessão fiduciária) of a controlled disbursement account and certain credit card receivables generated by our passenger airline business. We have used part of the proceeds of the first tranche to prepay an existing higher‑cost obligation of approximately R$400 million (approximately US$ 77 million on the date hereof).

We currently expect that the remaining R$1.3 billion (approximately US$ 250 million on the date hereof) in funding under the BNDES Loan Agreement will become available in the fourth quarter of 2026.

The Brazilian reais amounts referred to above have been converted into U.S. dollars for convenience of the reader at the exchange rate reported by the Central Bank of Brazil (Banco Central do Brasil) on September 29, 2026 of R$5.2204 to US$1.00.
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